

S] 18000099

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2018
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69307

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/167___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Direct Realty Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___5743 Corsa Avenue, Suite 215___
                              (No. and Street)

___Westlake Village___   ___California___   ___91362___
     (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Jay Kerner___   ___818-632-0485___
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
     Brian W. Anson
                    (Name – If individual, state last, first, middle name)
___18401 Burbank Blvd., #120___   ___Tarzana___   ___California___   ___91356___
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange

FEB 1 4 2018

RECEIVED

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Jay Kerner_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Direct Realty Securities, Inc.____, as of ____December 31____, 2017____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 4th day of January, 2018 by Jay Kerner proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: K. Cristiano (seal)

Signature

President & CCO
Title

K. CRISTIANO
Commission # 2058739
Notary Public - California
Los Angeles County
My Comm. Expires Feb 22, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIRECT REALTY SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of Direct Realty Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Direct Realty Securities, Inc. as of December 31, 2017, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Direct Realty Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Direct Realty Securities, Inc.'s management. My responsibility is to express an opinion on Direct Realty Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Direct Realty Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Direct Realty Securities, Inc.'s auditor since 2014.

Tarzana, California

January 23, 2018

DIRECT REALTY SECURITIES, INC.

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	134,517
Furniture and equipment, net of accumulated depreciation of $9,372		4,686
Other assets		8,688
Total assets	$	147,891

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable		3,726
Total liabilities	$	3,726

STOCKHOLDER'S EQUITY:

Common stock, $1 par value. 100 shares issued, and outstanding	100
Additional paid in capital	141,250
Retained deficit	2,815
Total stockholder's equity	144,165
Total liabilities and stockholder's equity	$ 147,891

DIRECT REALTY SECURITIES, INC.

Statement of Income
For the year ended December 31, 2017

REVENUES:

Revenues	$	192,500
Total revenues		192,500

EXPENSES:

Depreciation	2,812
Legal and professional	17,760
Occupancy	7,200
Telephone	2,400
Other operating expenses	8,384
Total expenses	38,556

NET INCOME BEFORE INCOME TAXES		153,944
Income tax Provision		2,400
NET INCOME	$	151,544

DIRECT REALTY SECURITIES, INC

Statement of Changes in Stockholder's Equity
For the year ended December 31, 2017

	Total Shareholder's Equity
Beginning balance January 1, 2017	$ 35,621
Capital withdrawals	(43,000)
Net income	151,544
Ending balance December 31, 2017	$ 144,165

DIRECT REALTY SECURITIES, INC

Statement of Cash Flows
For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	151,544
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		2,812
(Increase) decrease in:		
Other assets		2,367
Increase (decrease) in:		
Accounts payable		(6,401)
Total adjustments		(1,222)
Net cash provided by operating activities		150,322

LOWS FROM FINANCING ACTIVITIES

Capital withdrawals		(43,000)
Net cash used in financing activities		(43,000)
Increase in cash		107,322
Cash-beginning of period		27,195
Cash-end of period	$	134,517

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Direct Realty Securities Inc., (the "Company"), was formed in March, 2013, in the State of California as an S corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of five (5) years by the straight line method.

The management has reviewed the results of operations for the period of time from its December 31, 2017 through January 23, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2014, 2015, and 2016.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
(Continued)

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum franchise fee of $800. Income tax expense for year ended December 31, 2017 was $2,400.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There are no levels to measure at December 31, 2017.

Note 2: <u>COMMITMENTS AND CONTINGENCIES:</u>

The Company has an expense sharing agreement ("Expense Sharing Agreement") with U.S. Realty Partners, Inc. ("USRP"), which is 100% owned by Jay Kerner, who is also the 100% owner of the Company. Pursuant to the terms of the Expense Sharing Agreement dated February 1, 2014, USRP agrees to Furnish to DRSI, to the extent required, office space, office equipment and supplies as well as any other service required in DRSI's administration as agreed from the time to time by USRP and DRSI. It is expressly understood that USRP will not assist or otherwise have any involvement in the management, sales activities or decision-making process of DRSI incident to its broker/dealer activities but rather shall only be providing administrative and back office support services for such activities. The terms and conditions of the Expense Sharing Agreement may be changed in writing by mutual agreement of the parties.

The following services and fees shall be shared between DRSI and USRP as follows and pursuant to the terms of the Expense Sharing Agreement:

Description Of Services And Fees To Be Shared	**Monthly Cost Allocation to be paid by DRSI**
1. Office Rent	$600
2. Office Supplies	$200
3. Telephone/Fax/Internet	$200

The total amount due from DRSI to USRP for the period of 1/1/17 through 12/31/17 was $12,000. $3,100 is unpaid and owed to DRSI at December 31, 2017.

Note 3: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017 the Company had net capital of $130,791, which was $125,791 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.03 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

DIRECT REALTY SECURITIES, INC

Statement of Net Capital
Schedule I
For the year ended December 31, 2016

	Focus 12/31/17	Audit 12/31/17	Change
Stockholder's equity, December 31, 2017	$ 144,165	$ 144,165	$ -
Subtract - Non allowable assets:			
Fixed assets	4,686	4,686	-
Other assets	8,688	8,688	-
Tentative net capital	130,791	130,791	-
Haircuts	0	0	-
NET CAPITAL	130,791	130,791	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 125,791	$ 125,791	-
Aggregate indebtedness	3,726	3,726	-
Ratio of aggregate indebtedness to net capital	0.03	0.03	

There were no reported differences between
the audit and Focus at December 31, 2017.

10

DIRECT REALTY SECURITIES, INC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2017

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as directors of management of Direct Realty Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

DIRECT REALTY SECURITIES, INC.

By:

_____
(Name and Title)

_____January 23, 2018_____
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Direct Realty Securities, Inc.
Westlake Village, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Direct Realty Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Direct Realty Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Direct Realty Securities, Inc., stated that Direct Realty Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. Direct Realty Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Direct Realty Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 23, 2018

13